EXHIBIT 28(a)

Schedule I

KEYPORT LIFE INSURANCE COMPANY

SUMMARY OF INVESTMENTS

(in thousands)
	December 31, 2001
			Balance
	Amortized		Sheet
Type of investment	Cost	Fair Value	Amount
Fixed maturities:
U.S. Treasury securities and obligations of U.S.
government corporations and agencies	$ 234,412	$ 230,258	$ 230,258
Foreign governments	27,586	31,318	31,318
Corporate and other securities	6,799,244	6,799,275	6,799,275
Mortgage backed and asset-backed securities	4,998,389	4,938,820	4,938,820
Total fixed maturities	12,059,631	11,999,671	11,999,671
Equity securities:
Common stocks:
Industrial, miscellaneous and all other	36,859	39,658	39,658
Mortgage loans on real estate	6,871	7,645	6,871
Policy loans	635,938	635,938	635,938
Other long term investments	521,259	521,259	521,259

Total investments	$13,260,558	$13,204,171	$13,203,397